Filed by: JDA Software Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: i2 Technologies, Inc.
Commission File No.: 000-28030
This filing contains forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of i2 Technologies, Inc. (“i2”) will not be successful; the risk that we will not realize all of the anticipated benefits from our acquisition of i2; the risk that customer retention and revenue expansion goals for the i2 transaction will not be met and that disruptions from the i2 transaction will harm relationships with customers, employees and suppliers; the risk that we will not successfully raise adequate financing for the intended structure; the risk that if our intended financing structure is not successful that our alternative financing structure will not be successful; the risk that unexpected costs will be incurred; the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section and other sections of our 2009 Annual Report on Form 10-K and i2’s 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission. Neither JDA Software Group, Inc. (“JDA”) nor i2 assumes any obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.
This communication is being made in respect of the proposed transaction involving JDA and i2. In connection with the proposed transaction, JDA plans to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of JDA and i2 plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of JDA and i2. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by JDA and i2 through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from JDA by directing a request to JDA Software Group, Inc., 14400 North 87th Street, Scottsdale, Arizona 85260, Attention: Investor Relations (telephone: (480) 308-3000) or going to JDA’s corporate website at www.jda.com, or from i2 by directing a request to i2 Technologies, Inc., One i2 Place, 11701 Luna Road, Dallas, Texas 75234, Attention: Investor Relations (telephone (469) 357-1000) or going to i2’s corporate website at www.i2.com.
JDA, i2 and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding JDA’s directors and executive officers is set forth in JDA’s proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2009, and Annual Report on Form 10-K filed with the SEC on March 13, 2009. Information regarding i2’s directors and executive officers is set forth in i2’s proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2009, and Annual Report on Form 10-K filed with the SEC on March 12, 2009. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).
Filed below is a transcript of a recorded message presented at the i2 Supply Chain Leadership Forum on November 10, 2009 regarding JDA’s proposed acquisition of i2.

November 10, 2009
Below is a script for a recorded message from Hamish Brewer that will be taped on 11.6.09 and presented at the i2 Supply Chain Leader Forum. The recording will remain available on the Forum website for 90 days (http://www.i2.com/sclforum/) and posted on the JDA and i2 internal intranet for Associate viewing. A like presentation will be made by Jack Wilson.
JDA Software Acquires i2 Technologies
Hello. I’m Hamish Brewer, CEO and President of JDA Software Group and I’m delighted to have the opportunity to share with you my thoughts on the combination of JDA and i2 announced on November 5, 2009. The challenges of the global financial crisis continue to be at the forefront of corporate thinking around the world. That’s why I believe that this is the perfect time to create a company that will unquestionably possess the greatest potential for innovation and service targeted squarely at improving business results. The combined resources, talents and track records of JDA and i2 create a platform from which I assure you we intend to accelerate innovation, expand service and support, protect customer investments and deliver improved results to the bottom line. In short, JDA and i2 intend to create a leader in supply chain and we aim to do this, first and foremost, by earning and maintaining each customer’s trust, and second, by consistently delivering real results.
The challenges that companies worldwide face are in many ways unprecedented. This challenging paradigm demands transformational thinking, dependable delivery and a solid return on investment. The integration of our companies into one seamless organization will afford us the scale to take planning, optimization and execution disciplines to the next level. We will back innovation in these areas with comprehensive support and services designed to optimize the profits of companies in the retail, manufacturing, wholesale, distribution and services industries globally.
I’d like to speak to some of the changes we expect to deliver and also address some of the things that we don’t intend to change at all:
•	New Innovative Solutions that Create New Value for our Customers. The combination of these two companies will bring together the market’s largest and most experienced team of supply chain professionals capable of innovating in the fields of planning, optimization and execution for our customers. We will be able to create accelerated and highly differentiated innovation at a pace that will be hard for others to follow. My promise to our customers is that our focus will not waiver from the primary goal of delivering maximum value to their businesses in a form that is easy and cost effective to deploy and maintain. Many of these opportunities will emerge from implementing our respective solutions as over 130 joint customers of i2 and JDA have already done.

•	Investment Protection. JDA has a long-standing history of protecting the investment of our customers. This will not change. To create the innovation opportunities that I just mentioned, we will integrate our solutions, creating new solutions as a result. However, I assure you that we will do so in a manner that is respectful of our customers’ investment and considerate of the changes that they can absorb. Within 90 days of the close of the acquisition we will launch an integrated product roadmap focused on ensuring continuity and providing easy access to new innovation.

•	Expanded Services and Support. We know that technology is just an enabler, and that real results are achieved by combining great technology with great people. Our opportunities in this respect are second to none. The combined companies will incorporate the world’s largest and most experienced team of industry experts. We intend to harness this capability to ensure that our customers can implement mission-critical process improvement with minimum risk and maximum return on investment. Our capabilities will allow for the implementation of solutions either in the traditional ‘behind the firewall’ model or as a service delivered with the highest quality. Our goal is to give our customers the options they need, and to work with them to ensure that whichever delivery model best suits their business, we are able to provide distinctive value. In addition to expanded deployment models and services, we will also focus on total cost of delivery to maximize value for tier one customers and ensure competitiveness in the mid-market.
To summarize, my objective at this stage is to reassure you that JDA will keep customer interests at the forefront, create new business opportunities for all JDA and i2 customers, and build a service and support operation which is unmatched in terms of quality and value.
We expect the transaction to be final during the First Quarter of 2010 and will use JDA’s past integration experience to make the transition to a single company as rapid and seamless as possible.
These are exciting times for our associates, partners and I hope, for our customers, as we enter into a new era for the industries we serve.
I thank you for your business and look forward to adding even more value to our existing business relationships, as well as many new ones, in the years ahead.